7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES

UNAUDITED 2012 First QUARTER FINANCIAL RESULTS

•	First quarter 2012 total net revenues increased 29.6% year-over-year to RMB545.0 million, near the high-end of guidance range.
•	First quarter 2012 adjusted EBITDA increased 56.4% year-over-year to RMB114.6 million. First quarter 2012 net income attributable to the Company’s ordinary shareholders increased 337.2% year-over-year to RMB19.0 million.
•	100 net hotels added in the first quarter 2012 to a total of 1,044 hotels in operation.

GUANGZHOU, CHINA – May 9, 2012 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the first quarter 2012.

First Quarter 2012 Financial Highlights

•	Total net revenues for the first quarter 2012 increased by 29.6% year-over-year to RMB545.0 million (US$86.5 million)[1].
•	Income from operations for the first quarter 2012 was RMB23.3 million (US$3.7 million), compared to RMB7.4 million in the first quarter 2011. Non-GAAP income from operations for the quarter was RMB32.2 million (US$5.1 million), compared to RMB18.2 million for the same period in 2011.
•	EBITDA for the first quarter 2012 was RMB105.8 million (US$16.8 million), an increase of 69.1% year-over-year from RMB62.5 million for the same period in 2011. Adjusted EBITDA for the quarter was RMB114.6 million (US$18.2 million), an increase of 56.4% year-over-year. EBITDA margin was 19.4% compared to 14.9% in the same period in 2011. Adjusted EBITDA margin was 21.0%, compared to 17.4% in the prior year period.
•	Net income attributable to the Company’s ordinary shareholders was RMB19.0 million (US$3.0 million), compared to RMB4.3 million for the same period in 2011. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB27.8 million (US$4.4 million), representing a year-over-year increase of 84.3%.
•	Basic and diluted earnings per ADS[2] were RMB0.38 (US$0.06). Non-GAAP basic and diluted earnings per ADS were RMB0.56 (US$0.09) and RMB0.55 (US$0.09), respectively.
•	Net operating cash inflow was RMB93.8 million (US$14.9 million), compared to RMB97.5 million in the same period in 2011.

1The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of March 31, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.2975. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on March 31, 2012.

2Each ADS represents 3 of the Company’s ordinary shares.

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First Quarter 2012 Operational Highlights

•	Added 100 net hotels, comprising 6 net leased-and-operated hotels and 94 net managed hotels in the first quarter 2012.
•	As of March 31, 2012, 7 Days Group had 1,044 hotels in operation, consisting of 417 leased-and-operated hotels and 627 managed hotels, representing a total of 103,906 rooms covering 162 cities.
•	As of March 31, 2012, there were a total of 189 hotels in the pipeline, including 30 leased-and-operated hotels under conversion and 159 managed hotels contracted but not yet opened.
•	For the first quarter 2012, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 79.5%, 76.3% and 77.7%, respectively, compared to 85.7%, 79.0% and 82.8%, respectively, in the first quarter 2011. The year-over-year decrease in occupancy rates was mainly due to the higher number of new hotels in operation compared to the prior year period. RevPAR[3] for leased-and-operated hotels was RMB128.8 in the first quarter 2012, compared to RMB134.5 in the same period in 2011. RevPAR for managed hotels for the period was RMB116.0 in the first quarter 2012, compared to RMB115.8 for the same period in 2011.
•	As of March 31, 2012, the number of 7 Days Club members was approximately 38.6 million, a 108.0% increase from 18.6 million as of March 31, 2011.

Recent Business Developments:

Mr. Alex Nanyan Zheng, 7 Days Group’s Co-Chairman of the Board of Directors and Chief Executive Officer, commented, "We are pleased to report solid results for the first quarter of 2012. Our financial performance was in line with our expectations and was mainly driven by the performance of our existing hotels as well as new hotel openings. Our outlook for the remainder of 2012 is favorable, as we believe the rapid expansion of our hotel portfolio will help to drive continued growth in revenue and profitability, which we believe will ultimately create greater value for our shareholders.”

First Quarter 2012 Unaudited Financial Results

Gross revenues. Gross revenues for the first quarter of 2012 were RMB577.6 million (US$91.7 million), representing a year-over-year increase of 29.1% from RMB447.4 million in the first quarter 2011.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the first quarter 2012 amounted to RMB519.5 million (US$82.5 million), representing a 28.0% increase from RMB405.7 million in the first quarter 2011.

3RevPAR represents revenue per available room

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Gross revenues from managed hotels. Gross revenues from managed hotels for the first quarter of 2012 increased by 39.7% to RMB58.2 million (US$9.2 million) from RMB41.6 million in the same period in 2011, and increased by 14.4% from RMB50.9 million in the fourth quarter 2011. During the first quarter 2012, the Company opened 94 net managed hotels.

Total net revenues. Total net revenues for the first quarter of 2012 totaled RMB545.0 million (US$86.5 million), representing a year-over-year increase of 29.6% from RMB420.7 million in first quarter 2011, primarily resulting from the continued growth in the number of hotels in operation.

Hotel operating costs. Hotel operating costs for the first quarter of 2012 were RMB466.5 million (US$74.1 million), or 85.6% of total net revenues, compared with 86.0% of total net revenues in the first quarter 2011 and 77.5% of total net revenues in the fourth quarter 2011. Pre-opening expenses for the first quarter 2012 were RMB15.4 million (US$2.4 million), compared to RMB11.0 (US$1.8) million in the first quarter of 2011.

Sales and marketing expenses. Sales and marketing expenses for the first quarter of 2012 were RMB12.5 million (US$2.0 million), or 2.3% of total net revenues, compared with 2.7% of total net revenues in the same period of 2011 and 3.4% in the fourth quarter 2011.

General and administrative expenses. General and administrative expenses for the first quarter 2012 were RMB42.8 million (US$6.8 million), or 7.9% of total net revenues, compared to RMB40.3 million, or 9.6% of total net revenues in the same period of 2011, and RMB69.5 million, or 12.7% of total net revenues in the fourth quarter of 2011.

Accordingly, total operating costs and expenses amounted to RMB521.7 million (US$82.8 million), representing 95.7% of total net revenues, compared to 98.2% of total net revenues in the same period of 2011 and 93.6% in the fourth quarter 2011.

Income from operations. Income from operations for the first quarter 2012 was RMB23.3 million (US$3.7 million), compared to RMB7.4 million in the first quarter 2011 and RMB34.9 million in the fourth quarter 2011. Non-GAAP income from operations was RMB32.2 million (US$5.1 million), compared to RMB18.2 million for the same period of 2011 and RMB44.5 million in the fourth quarter 2011.

EBITDA. EBITDA for the first quarter 2012 was RMB105.8 million (US$16.8 million), an increase of 69.1% year-over-year from RMB62.5 million for the same period in 2011. Adjusted EBITDA for the quarter was RMB114.6 million (US$18.2 million) an increase of 56.4% year-over-year. EBITDA margin was 19.4% compared to 14.9% in the same period in 2011. Adjusted EBITDA margin was 21.0% compared to 17.4% in the prior year period.

Interest expense. Interest expense for the first quarter 2012 was RMB6.4 million, (US$1.0 million) compared to RMB0.3 million for the same period of 2011 and RMB4.6 million in the fourth quarter 2011.

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Income tax expense. Income tax expense for the first quarter 2012 was RMB7.3 million (US$1.2 million), compared to RMB3.4 million in the same period of 2011 and RMB2.5 million in the fourth quarter 2011.

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders. Net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB19.0 million (US$3.0 million) in the first quarter 2012, compared to RMB4.3 million in the first quarter 2011 and RMB35.2 million in the fourth quarter 2011.

Non-GAAP net income. Non-GAAP net income was RMB27.8 million (US$4.4 million), compared to Non-GAAP net income of RMB15.1 million for the first quarter 2011 and Non-GAAP net income of RMB44.8 million in the fourth quarter 2011.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB0.38 (US$0.06) for the first quarter 2012, compared to basic and diluted earnings per ADS of RMB0.09 in the first quarter 2011 and basic and diluted earnings per ADS of RMB0.70 in the fourth quarter 2011. Non-GAAP basic and diluted earnings per ADS were RMB0.56 (US$0.09) and RMB0.55 (US$0.09), respectively, for the first quarter 2012, compared to non-GAAP basic and diluted earnings per ADS of RMB0.30 in the same period of 2011 and basic and diluted earnings per ADS of RMB0.90 and RMB0.89, respectively, in the fourth quarter 2011.

Cash and pledged bank deposits. As of March 31, 2012, the Company had cash and pledged bank deposits of RMB469.6 million (US$74.6 million), representing a year-over-year increase of 31.5% from RMB357.1 million as of March 31, 2011.

Operating cash flow. Net operating cash inflow for the first quarter 2012 was RMB93.8 million (US$14.9 million), representing a decrease of 3.8% from RMB97.5 million in the first quarter 2011.

Guidance

The Company expects to generate total net revenues in the range of RMB630 million to RMB640 million in the second quarter 2012. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 10:00 pm (Eastern) / 7:00 pm (Pacific) Wednesday, May 9, 2012, which is 10:00 am (Beijing) on Thursday, May 10, 2012 to discuss its first quarter 2012 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

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China:	800 8190 121
Hong Kong:	852 2475 0994
US Toll Free:	1 866 5194004
US New York:	1 718 354 1231
International:	65 6723 9381
Passcode:	7Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call. The dial-in details are as follows:

US:	1 866 214 5335
International:	61 2 8235 5000
Conference ID number:	50937240

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

— Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.

— Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense.

— Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.

— EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income tax, depreciation and amortization.

— Adjusted EBITDA represents EBITDA, excluding share-based compensation expense.

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The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business. 7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options. Since share-based compensation expenses are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expenses in the relevant period. These non-GAAP operating measures are useful for understanding and assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

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7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and including, among other things, 7 Days Group’s revenue guidance for the second quarter 2012 and business forecast for 2012, including the expected number of hotel to be opened (including a breakdown of expected new leased-and-operated hotels and new managed hotels), Company’s business strategies, its ability to offer consistent and high-quality accommodations and services at an affordable price, its ability to leverage the economies of scale and its ability to achieve strict cost controls and to deliver continued growth. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence; uncertainties regarding the Company’s ability to respond to competitive pressures; uncertainties regarding the Company’s ability to manage its expected growth; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding its ability to successfully and timely identify, secure or operate additional hotel properties. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2011 Annual Report on Form 20-F filed with the SEC on April 26, 2012, which is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of the Company’s 2011 Annual Report on Form 20-F. The Company’s results of operations for the first quarter 2012 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely be changed, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

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Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when the annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

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Contacts:

Investor Contact:

Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712

7DaysInn@taylor-rafferty.com

Investor Relations (US):

Marc Raybin, Director

Taylor Rafferty

+1 (212) 889-4350
7DaysInn@taylor-rafferty.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

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7 Days Group Holdings Limited

Consolidated balance sheet information

	Quarter Ended
	31/Mar/11	31/Dec/11	31/Mar/12
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	342,892	493,256	466,556	74,086
Pledged bank deposits	14,218	19,852	3,054	485
Short-term investment	-	10,000	60,000	9,528
Accounts receivable	5,875	7,881	6,758	1,073
Prepaid rent	144,421	152,629	158,746	25,208
Other prepaid expenses and current assets	51,517	52,550	56,059	8,902
Hotel supplies	39,410	47,371	46,826	7,436
Amounts due from related parties	-	-	71	11
Deferred tax assets	29,964	19,842	19,978	3,172
Total current assets	628,297	803,381	818,048	129,901
Property and equipment, net	1,389,651	1,701,431	1,679,664	266,719
Rental deposits	56,447	69,861	79,091	12,559
Investment in and advances to an affiliate	1,484	-	-	-
Land use right	24,507	24,044	23,889	3,793
Prepaid rent	19,119	73,419	63,268	10,047
Intangible assets, net	-	30,426	29,374	4,664
Goodwill	-	61,041	61,041	9,693
Other non-current assets	3,300	500	500	79
Deferred tax assets	12,497	46,096	53,287	8,462
Total assets	2,135,302	2,810,199	2,808,162	445,917
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	189,097	249,592	208,758	33,149
Bills payable	41,230	16,009	10,177	1,616
Short-term bank loans	18,000	334,686	342,993	54,465
Accrued expenses and other payables	286,451	418,308	403,048	64,001
Amounts due to related parties	-	333	1,793	285
Income taxes payable	19,767	25,509	19,694	3,127
Total current liabilities	554,545	1,044,437	986,463	156,643
Long-term bank borrowings	-	-	26,930	4,276
Accrued lease payments	163,932	206,113	218,184	34,646
Unfavorable lease contract liability	-	7,812	7,643	1,214
Refundable deposits	17,450	15,823	15,250	2,422
Deferred revenue	1,944	770	748	119
Deferred rebate income	6,797	6,663	6,350	1,008
Borrowings from related parties	3,905	1,388	1,238	197
Income taxes payable	-	6,644	6,644	1,055
Deferred tax liabilities	-	4,565	3,039	483
Total liabilities	748,573	1,294,215	1,272,489	202,063
Equity:
Ordinary shares	140,899	141,080	141,097	22,405
Additional paid-in capital	1,590,661	1,623,275	1,632,426	259,218
Accumulated other comprehensive income	11,569	330	(475)	(75)
Accumulated deficit	(362,894)	(238,348)	(219,379)	(34,836)
Total Equity attributable to 7 Days Group Holdings Limited	1,380,235	1,526,337	1,553,669	246,712
Noncontrolling interests	6,494	(10,353)	(17,996)	(2,858)
Total equity	1,386,729	1,515,984	1,535,673	243,854
Total liabilities and equity	2,135,302	2,810,199	2,808,162	445,917

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7 Days Group Holdings Limited

Unaudited Consolidated Statements of Operations Information

	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2011	2011	2012
	RMB'000	RMB'000	RMB'000	US$'000
Total Revenues	447,370	578,481	577,639	91,726
Leased-and-operated hotels	405,721	527,609	519,459	82,487
Managed hotels	41,649	50,872	58,180	9,239
Less: Business tax and surcharges	(26,705)	(32,852)	(32,612)	(5,179)
Net revenues	420,665	545,629	545,027	86,547

Operating costs and expenses
Hotel operating costs	(316,592)	(469,584)	(466,480)	(74,074)
Rental expenses	(130,477)	(152,923)	(165,391)	(26,263)
Staff cost	(67,228)	(88,794)	(89,142)	(14,155)
Depreciation and amortization	(54,582)	(66,961)	(73,021)	(11,595)
Hotel supplies	(23,863)	(25,967)	(24,468)	(3,885)
Utilities	(43,160)	(35,618)	(57,773)	(9,174)
Other	(42,282)	(52,615)	(56,685)	(9,001)
Sales and marketing expenses	(11,360)	(18,336)	(12,459)	(1,978)
General and administrative expenses	(40,315)	(69,545)	(42,785)	(6,794)

Total operating costs and expenses	(413,267)	(510,759)	(521,724)	(82,846)
Income from operations	7,398	34,870	23,303	3,701

Other income (expense)
Interest income	991	2,350	2,109	335
Interest expense	(263)	(4,627)	(6,385)	(1,014)
Equity in loss of an affiliate	(10)	-	-	-
Income before income taxes	8,116	32,593	19,027	3,022
Income tax expense	(3,394)	(2,507)	(7,341)	(1,166)
Net income	4,722	30,086	11,686	1,856
Net income (loss) attributable to noncontrolling interest	(383)	5,131	7,283	1,156
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	4,339	35,217	18,969	3,012

Basic earnings per ordinary share	0.03	0.23	0.13	0.02

Diluted earnings per ordinary share	0.03	0.23	0.13	0.02

Net income	4,722	30,086	11,686	1,856
Other comprehensive loss
Foreign currency translation adjustment, net of nil income tax	(4,080)	(2,861)	(805)	(128)

Comprehensive income	642	27,225	10,881	1,728
Less: comprehensive income attributable to noncontrolling interest	383	(5,131)	(7,283)	(1,156)
Comprehensive income attributable to 7 Days Group Holdings Limited ordinary shareholders	259	32,356	18,164	2,884

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7 Days Group Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

EBITDA(non-GAAP)

	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2011	2011	2012
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	4,339	35,217	18,969	3,012
Interest income	(991)	(2,350)	(2,109)	(335)
Interest expense	263	4,627	6,385	1,014
Income tax expenses	3,394	2,507	7,341	1,166
Depreciation and amortization	55,523	68,382	75,170	11,936
EBITDA (non-GAAP)	62,528	108,383	105,756	16,793
EBITDA%	14.9%	19.9%	19.4%	19.4%
Share-based compensation expenses	10,764	9,585	8,868	1,408

Adjusted EBITDA (non- GAAP) excluding share-based compensation expenses	73,292	117,968	114,624	18,201
Adjusted EBITDA%	17.4%	21.6%	21.0%	21.0%

Non-GAAP net income attributable to 7 Days Group Holdings Limited ordinary shareholders

	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2011	2011	2012
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders (GAAP)	4,339	35,217	18,969	3,012

Share-based compensation expenses	10,764	9,585	8,868	1,408

Net income attributable to ordinary shareholders excluding share-based compensation expenses (Non GAAP net income)	15,103	44,802	27,837	4,420

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Earnings per share

	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2011	2011	2012
	RMB	RMB	RMB	USD
Basic earnings per ordinary share (GAAP)	0.03	0.23	0.13	0.02
Diluted earnings per ordinary share (GAAP)	0.03	0.23	0.13	0.02

Basic earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.10	0.30	0.19	0.03

Diluted earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.10	0.30	0.18	0.03

Denominator:
Basic weighted average number of ordinary shares	149,670,721	149, 926,081	149,942,510
Diluted weighted average number of ordinary shares	151,238,112	151,023,253	151,299,954

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	Quarter Ended
	31-Mar-11	31-Dec-11	31-Mar-12
	RMB '000	RMB '000	RMB’000	USD’000
Hotel operating cost
GAAP Result	(361,592)	(422,878)	(466,480)	(74,074)
% of Total net revenue	85.96%	77.50%	85.59%	85.59%
Share-based Compensation	817	384	555	88
% of Total net revenue	0.19%	0.07%	0.10%	0.10%
Non-GAAP Result	(360,775)	(422,494)	(465,925)	(73,986)
% of Total net revenue	85.76%	77.43%	85.49%	85.49%

Sales and marketing expenses
GAAP Result	(11,360)	(18,336)	(12,459)	(1,978)
% of Total net revenue	2.70%	3.36%	2.29%	2.29%
Share-based Compensation	39	626	586	93
% of Total net revenue	0.01%	0.11%	0.11%	0.11%
Non-GAAP Result	(11,321)	(17,710)	(11,873)	(1,885)
% of Total net revenue	2.69%	3.25%	2.18%	2.18%

General and administrative expenses
GAAP Result	(40,315)	(69,545)	(42,785)	(6,794)
% of Total net revenue	9.58%	12.75%	7.85%	7.85%
Share-based Compensation	9,908	8,575	7,727	1,227
% of Total net revenue	2.36%	1.57%	1.42%	1.42%
Non-GAAP Result	(30,407)	(60,970)	(35,058)	(5,567)
% of Total net revenue	7.23%	11.17%	6.43%	6.43%

Total operating cost and expenses
GAAP Result	(413,267)	(510,759)	(521,724)	(82,846)
% of Total net revenue	98.24%	93.61%	95.72%	95.72%
Share-based Compensation	10,764	9,585	8,868	1,408
% of Total net revenue	2.56%	1.76%	1.63%	1.63%
Non-GAAP Result	(402,503)	(501,174)	(512,856)	(81,438)
% of Total net revenue	95.68%	91.85%	94.10%	94.10%

Income from operations
GAAP Result	7,398	34,870	23,303	3,701
% of Total net revenue	1.76%	6.39%	4.28%	4.28%
Share-based Compensation	10,764	9,585	8,868	1,408
% of Total net revenue	2.56%	1.76%	1.63%	1.63%
Non-GAAP Result	18,162	44,455	32,171	5,109
% of Total net revenue	4.32%	8.15%	5.90%	5.90%

14

7 Days Group Holdings Limited

Operating Data

	As of and for the Quarter Ended
	Mar 31	Dec 31	Mar 31
	2011	2011	2012

Hotels in operation	619	944	1044
Leased-and-operated hotels	323	411	417
Managed hotels	296	533	627

Hotels under conversion	214	234	189
Leased-and-operated hotels	42	32	30
Managed hotels	172	202	159

Total hotel rooms for hotels in operation	61,795	94,684	103,906
Leased-and-operated hotels	33,329	43,021	43,800
Managed hotels	28,466	51,663	60,391

Total hotel rooms for hotels under conversion	20,476	22,485	20,100

Number of cities covered for hotels in operation	96	141	162

Average occupancy rate	82.8%	82.8%	77.7%
Leased-and-operated hotels	85.7%	86.4%	79.5%
Managed hotels	79.0%	80.0%	76.3%

Average daily rate (in RMB)	152.5	159.6	156.4
Leased-and-operated hotels	156.9	165.8	161.9
Managed hotels	146.5	154.3	152.1

RevPAR (in RMB)	126.2	132.2	121.5
Leased-and-operated hotels	134.5	143.3	128.8
Managed hotels	115.8	123.5	116.0

Overnight occupancy rates	80.1%	79.0%	72.9%
Leased-and-operated hotels	83.1%	82.7%	75.2%
Managed hotels	76.4%	76.0%	71.1%

15